SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                         DOCUCORP INTERNATIONAL, INC.
                               (Name of issuer)

                    Common Stock, par value $.01 per share
                        (Title of class of securities)

                                 255911 10 9
                                (CUSIP Number)

                                December 31, 1998
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [ ] Rule 13d-1(d)



                                (Page 1 of 5)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 255911 10 9

(1) NAMES OF REPORTING PERSONS S.S. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Xerox Corporation  16-0468020

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /   (b) /X/

(3)  SEC USE ONLY

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION                         New York

                    (5)  SOLE VOTING POWER                        1,779,762
NUMBER OF SHARES
BENEFICIALLY OWNED  (6)  SHARED VOTING POWER                      0
BY EACH REPORTING
PERSON WITH:        (7)  SOLE DISPOSITIVE POWER                   1,779,762

                    (8)  SHARED DISPOSITIVE POWER                 0

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING        1,779,762
     PERSON

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                    / /

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            9.0%

(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                  CO

ITEM 1.  (a)  NAME OF ISSUER:

              DocuCorp International, Inc.

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              5910 North Central Expressway, Suite 800 Dallas, TX 75206

ITEM 2.  (a)  NAME OF PERSON FILING:

              Xerox Corporation

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              P.O. Box 1600
              800 Long Ridge Road
              Stamford, CT 06904-1600

         (c)  CITIZENSHIP:

              New York

         (d)  TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.01 per share

         (e)  CUSIP NUMBER:

              255911 10 9

ITEM 3. THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box. [X]

ITEM 4.  OWNERSHIP.

     PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

     (a)  AMOUNT BENEFICIALLY OWNED:

          1,779,762 (includes 12,000 shares of Issuer's Common Stock issuable pursuant to exercisable stock options)

     (b)  PERCENT OF CLASS:

          9.0% (The percentage ownership is based on 15,988,221 shares of Common Stock outstanding as of January 31, 1999, as reported by the Issuer in its Form 10-Q for the quarterly period ended January 31, 1999.)

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:

                1,779,762

          (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:

                0

          (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                1,779,762

          (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                0

     INSTRUCTION. FOR COMPUTATIONS REGARDING SECURITIES WHICH REPRESENT A RIGHT TO ACQUIRE AN UNDERLYING SECURITY SEE SECTION 240.13D-3(D)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

     Instruction. Dissolution of a group requires a response to this item.




                                                                  Page 5 of 5

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     If a group has filed this schedule pursuant to section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 1999                         XEROX CORPORATION

                                            /s/ MARTIN S. WAGNER
                                       -------------------------------
                                       By: Martin S. Wagner
                                           Assistant Secretary